UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 15, 2019

SYNALLOY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-19687	57-0426694
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	4510 Cox Road, Suite 201, Richmond, Virginia	23060
	(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (804) 822-3260

Inapplicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ x ]	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ x ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	SYNL	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).
Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act [ ]

Item 7.01 Regulation FD Disclosure.
On October 14, 2019, Synalloy Corporation (“Synalloy”) delivered to the Board of Directors of Universal Stainless & Alloy Products, Inc. (“USAP”) a proposal (the “Proposal”) whereby Synalloy and USAP would merge the respective companies to form a new publicly traded company with estimated combined annual revenue in a normalized demand year in excess of $500 million and adjusted EBITDA of $70 million. A copy of Synalloy’s letter to USAP’s Board of Directors outlining the Proposal is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K.

The description of the Proposal contained in this Current Report on Form 8-K is a summary and is qualified in its entirety by reference to the text of the Proposal letter.

Item 8.01    Other Events.

The disclosures under Item 7.01 of this Current Report on Form 8-K are incorporated into this Item 8.01 by reference.
A copy of the Proposal letter is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit
99.1	Proposal Letter from Synalloy Corporation to the Board of Directors of Universal Stainless & Alloy Products, Inc. dated October 14, 2019

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Synalloy Corporation (“Synalloy”) has made for a business combination transaction with Universal Stainless & Alloy Products, Inc. (“USAP”). In furtherance of this proposal and subject to future developments, Synalloy (and, if a negotiated transaction is agreed, USAP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Synalloy and/or USAP may file with the SEC in connection with the proposed transaction.

Investors and security holders of Synalloy and USAP are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of USAP and/or Synalloy, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Synalloy through the web site maintained by the SEC at http://www.sec.gov.

Synalloy and/or USAP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Synalloy’s executive officers and directors in Synalloy’s definitive proxy statement filed with the SEC on April 2, 2019. You can find information about USAP’s executive officers and directors in USAP’s definitive proxy statement filed with the SEC on April 12, 2019. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

Statements included herein regarding Synalloy and/or USAP, including, without limitation, the proposed business combination of the two companies, that are not historical in nature, are intended to be, and are hereby identified as "forward-looking statements" within the meaning of federal securities laws. These statements include, but are not limited to, statements regarding our offer to merge with USAP, the combined company’s expected future performance (including expected results of operations and financial guidance), the combined company’s future financial condition, operating results, strategy and plans, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. We undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning some of the factors that could cause materially different results is included in our reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission. Such reports are available from the Securities and Exchange Commission's public reference facilities and its website, http://www.sec.gov.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf by the undersigned hereunto duly authorized.

SYNALLOY CORPORATION

By: /S/ DENNIS M. LOUGHRAN
Dennis M. Loughran
Chief Financial Officer

Dated: October 15, 2019